Exhibit 99

DOMINION RESOURCES, INC.

CONDENSED CONSOLIDATED EARNINGS STATEMENT

(Unaudited)

Twelve Months Ended June 30, 2008
(millions, except per share amounts)
Operating Revenue	$15,123
Operating Expenses	8,406

Income from operations	6,717
Other income	6
Interest and related charges	1,067

Income before income tax expense	$5,656
Income tax expense	2,063
Minority interest	(8)

Income from continuing operations	3,601
Loss from discontinued operations (net of income tax benefit of $2)	(7)

Net Income	$3,594

Earnings Per Common Share—Basic
Income from continuing operations	$6.10
Loss from discontinued operations	(0.01)

Net income	$6.09

Earnings Per Common Share—Diluted
Income from continuing operations	$6.06
Loss from discontinued operations	(0.01)

Net income	$6.05